As filed with the Securities and Exchange Commission on February 25, 2010.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(§240.13e-100)

RULE 13e-3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF

THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

SILICON STORAGE TECHNOLOGY, INC.

(Name of the Issuer)

SILICON STORAGE TECHNOLOGY, INC.

BING YEH

YAW WEN HU

(Name of Person(s) Filing Statement)

COMMON STOCK, NO PAR VALUE PER SHARE

(Title of Class of Securities)

827057100

(CUSIP Number of Class of Securities)

James B. Boyd Senior Vice President, Finance and Chief Financial Officer Silicon Storage Technology, Inc. 1020 Kifer Road Sunnyvale, CA 94086 (408) 735-9110	Ronald Chwang Chairman of the Strategic Committee of the Board of Directors of Silicon Storage Technology, Inc. 1020 Kifer Road Sunnyvale, CA 94086 (408) 735-9110	Bing Yeh Yaw Wen Hu Silicon Storage Technology, Inc. 1020 Kifer Road Sunnyvale, CA 94086 (408) 735-9110

(Name, Address, and Telephone Numbers of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

COPIES TO:

John T. McKenna, Esq. Cooley Godward Kronish LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306 (650) 843-5000	Steve L. Camahort, Esq. Shearman & Sterling LLP 525 Market Street San Francisco, CA 94105 (415) 616-1100

This statement is filed in connection with (check the appropriate box):

a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A (Sections 240.14a-1 through 240.14b-2), Regulation 14C (Sections 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:        ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:        ☒

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee*
$177,155,657.40	$12,631.20

*	This calculation is based upon $0.00007130 multiplied by transaction valuation shown above. For purposes of calculation of this fee only, this transaction valuation is based on the aggregate number of securities to which the transaction applies multiplied by the per unit price or other underlying value of the transaction. For purposes of calculating the aggregate number of securities only, this number is based on (i) 84,249,979 shares of Silicon Storage Technology, Inc. common stock outstanding and owned by shareholders other than the parties identified on Schedule A to the merger agreement described in the proxy statement referenced below and their affiliates (the “Management Group”); and (ii) outstanding stock options to purchase an aggregate of 854,450 shares of Silicon Storage Technology, Inc. common stock with exercise prices below $2.10 which are eligible to be cashed out in the merger. For purposes of calculating the per unit price, this price is based on the fact that (i) each outstanding share of common stock owned by shareholders will be converted into the right to receive $2.10 in cash, without interest, and (ii) each outstanding stock option to purchase shares of Silicon Storage Technology, Inc. common stock with a per share exercise price less than $2.10 will be converted into the right to receive a cash payment equal to (a) the excess of $2.10 over the per share exercise price for the shares of common stock subject to such stock option, multiplied by (b) the number of shares of common stock underlying each such stock option.

☑	Check the box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously Paid: $12,631.20

Form or Registration No.: Schedule 14A

Filing Party: Silicon Storage Technology, Inc.

Date Filed: December 29, 2009

Item 4.	Terms of the Transaction.

(a)(2)	Material Terms. On February 2, 2010, Silicon Storage Technology, Inc. (“SST”) terminated the Agreement and Plan of Merger, dated as of November 13, 2009, by and among Technology Resources Holdings, Inc. and Technology Resources Merger Sub, Inc., each a subsidiary of Prophet Equity LP (“Prophet Equity”), and SST (the “Prior Merger Agreement”), and delivered a check in the amount of $4,025,875 to Prophet Equity as payment of the termination fee pursuant to the Prior Merger Agreement.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SILICON STORAGE TECHNOLOGY, INC.

By:	/s/ Bing Yeh

Name:	Bing Yeh
Title:	Chairman and Chief Executive Officer

Date:	February 25, 2010

BING YEH	/s/ Bing Yeh

Date:	February 25, 2010

YAW WEN HU, PH.D.	/s/ Yaw Wen Hu

Date:	February 25, 2010